
PURE GOLD
MINERALS INC. T.PUG

03 MAR 31 AM 7:21

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Rele


03050445

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

5/2

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 31, 2003 **TSX SYMBOL: PUG**

SLAVE JOINT VENTURE FIELD ACTIVITIES COMMENCE

Pure Gold Minerals Inc. (the "Company") is pleased to report the commencement of winter field activities under the 2003 program for the Slave Joint Venture. As announced on December 20, 2002, the program approved by the Company and its joint venture partner, Ashton Mining of Canada Inc. ("Ashton"), has a budget of $2,000,000. Each party has elected to contribute its *pro rata* share of the costs of the program.

Winter field activities focus on the Ric and Kim properties in the Coronation Gulf region of Nunavut and on the Green property situated in the Northwest Territories approximately 160 km north of Yellowknife. Field personnel will carry out ground geophysical surveys on as many as 10 high-priority airborne geophysical anomalies, some of which are associated with well-defined indicator mineral trains. Up to six of these anomalies may be drilled before spring breakup expected in mid-May.

The Slave Joint Venture currently holds approximately 238,000 hectares of mineral claims in areas of the Northwest Territories and Nunavut known to be prospective for diamonds. Six properties totaling approximately 222,000 hectares are located in the Coronation Gulf region.

The approximate current beneficial interests in the Joint Venture are Pure Gold (PUG:TSX), 10.6 percent and Ashton, 89.4 percent. Ashton is the operator of all programs and Brooke Clements, Professional Geologist and Ashton's Vice President, Exploration, is responsible for their design and conduct.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca